Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,										THREE MONTHS ENDED DECEMBER 31,
	2004		2005		2006		2007		2008		2008

Earnings:
Earnings before income taxes (a)	$1,893		2,200		2,749		3,178		3,666		681
Fixed charges	311		323		313		361		356		82

Earnings, as defined	$2,204		2,523		3,062		3,539		4,022		763

Fixed Charges:
Interest expense	$234		243		225		261		244		54
One-third of all rents	77		80		88		100		112		28

Total fixed charges	$311		323		313		361		356		82

Ratio of Earnings to Fixed Charges	7.1	X	7.8	X	9.8	X	9.8	X	11.3	X	9.3	X

(a)	Represents earnings from continuing operations before income taxes and minority interests in the income of consolidated subsidiaries with fixed charges.